SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G

          Under the Securities Exchange Act of 1934


                        (Amendment No. 1)


                      FLANDERS CORPORATION
                        (Name of Issuer)



                   Common Stock, $.001 par value
                  (Title of Class of Securities)



                            338494 10 7
                          (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however see the Notes.)


              (Continued on the following pages(s))

                              SCHEDULE 13G



CUSIP No. 338494 10 7                                         Page 2 of 5 Pages



-------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        Thomas T. Allan:  ###-##-####
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                      (b)  [ ]
-------------------------------------------------------------------------------
3   SEC. USE ONLY


-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
-------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                                550,565*
                        -------------------------------------------------------
NUMBER OF               6   SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY                -------------------------------------------------------
REPORTING               7   SOLE DISPOSITIVE POWER
PERSON WITH
                                550,565*
                        -------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        561,982*
-------------------------------------------------------------------------------
10  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        2.24 %, based on 24,888,690 shares outstanding on  12/31/97
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

* Includes options to purchase 150,000 shares of Common Stock exercisable within 60 days


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)   Name of Issuer:

            FLANDERS CORPORATION


Item 1(b)   Address of Issuer's Principal Executive Offices:

            531 Flanders Filters Road
            Washington, North Carolina 27889


Item 2(a)   Name of Person Filing:

            Thomas T. Allan

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            531 Flanders Filters Road
            Washington, North Carolina 27889

Item 2(c)   Citizenship:

            United States


Item 2(d)   Title of Class of Securities:

            Common Stock, $.001 par value


Item 2(e)   CUSIP Number:

            338494 10 7

Item 3. If this statement if filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a) [ ] Broker of Dealer registered under Section 15 of the Act
            (b) [ ] Bank as defined in Section 3(a)(6) of the Act
            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
            (d) [ ] Investment Company registered under Section 8 of the
                    Investment Company Act
            (e) [ ] Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940
            (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
            (g) [ ] Parent Holding Company, in accordance with Section
                    240.13d-1(b)(1)(ii)(G) (NOTE: See Item 7)
            (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

            Not Applicable

Item 4.   Ownership.

    If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

    (a) Amount Beneficially Owned:

        561,982 (includes options to purchase 150,000 shares of Common Stock exercisable in 60 days)

    (b) Percent of Class:

        2.24%

    (c) Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote

              550,565

        (ii)  shared power to vote or to direct the vote

              0

        (iii) sole power to dispose or to direct the disposition of

              550,565

        (iv)  shared power to dispose or to direct the disposition of

              0

Item 5.   Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    If a parent holding company has filed this Schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identify and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

               Not applicable.

Item 8.   Identification and Classification of Members of the Group

    If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identify and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

               Not applicable.


Item 9.   Notice of Dissolution of Group

    Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

               Not applicable.

Item 10.  Certification

    The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    Date:  February 16, 1998


                                    /s/ Thomas T. Allan
                                    --------------------------------------
                                    THOMAS T. ALLAN, Chairman of the Board


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